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SECURI 13026319 ION

PUBLIC

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SEC Mail Processing Section
DEC 2 - 2013
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 216

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/12 (MM/DD/YY) AND ENDING 9/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Lord Abbett Distributor LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Hudson Street
(No. and Street)

Jersey City	NJ	07302-3973
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joan Binstock (201) 827-2154
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

00
1/31/14

OATH OR AFFIRMATION

I, Daria L. Foster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lord Abbett Distributor LLC, as of and for the year ended September 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

TANYA M. BROWN
Commission # 2396111
Notary Public, State of New Jersey
My Commission Expires
April 30, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section
DEC 2 - 2013
Washington DC
404

SEC Main

STATEMENT OF FINANCIAL CONDITION

Lord Abbett Distributor LLC (SEC I.D. No. 8-216)
September 30, 2013
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Lord Abbett Distributor LLC
(SEC I.D. No. 8-216)

Statement of Financial Condition

September 30, 2013

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530
Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Managing Member
Lord Abbett Distributor LLC

We have audited the accompanying statement of financial condition of Lord Abbett Distributor LLC (the "Company") as of September 30, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Ernst & Young

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lord Abbett Distributor LLC at September 30, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

November 26, 2013

Lord Abbett Distributor LLC

Statement of Financial Condition

September 30, 2013

Assets	
Cash and cash equivalents (including Lord Abbett U.S. Government and Government Sponsored Enterprises Money Market Fund, Inc. of $61,058,800)	$ 78,604,385
Prepaid distribution costs	49,508,807
Receivable for distribution and service fees and sales commissions	21,153,560
Other assets	693,787
Total assets	$ 149,960,539
Liabilities and Member's Equity	
Liabilities:	
Marketing support payable	$ 32,265,959
Due to Managing Member (*Note 5*)	8,278,869
Accounts payable and accrued expenses	4,872,115
Total Liabilities	45,416,943
Commitment and Contingency	
Member's Equity	
Capital	1,149,796,358
Accumulated deficit	(1,045,252,762)
Total Member's Equity	104,543,596
Total Liabilities and Member's Equity	$ 149,960,539

See accompanying notes to the statement of financial condition.

Lord Abbett Distributor LLC

Notes to Statement of Financial Condition

September 30, 2013

1. Organization

Lord Abbett Distributor LLC (the "Company") is a New York limited liability company engaged in the general business of underwriting and distributing securities of investment companies. The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. Lord, Abbett & Co. LLC (the "Managing Member"), a Delaware limited liability company, has a 100% interest in the Company.

Company revenue is largely dependent on the total value of assets and sales of domestic investment companies ("Investment Companies") which are sponsored and managed by the Managing Member. Accordingly, fluctuations in financial markets impact the Company's revenue and results of operations. The Investment Companies are related parties to the Company. Management believes that all transactions between related parties are on terms equivalent or similar to what they would be if they were with third parties.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 because the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the rule.

The Managing Member has represented it will continue to make capital contributions to the Company to ensure the continued operations of the Company and compliance with capital requirements through September 30, 2014.

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are presented in United States ("U.S.") dollars.

Cash and Cash Equivalents

The Company maintains cash balances at various financial institutions. Investments in Lord Abbett U.S. Government and Government Sponsored Enterprises Money Market Fund, Inc. are

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents (continued)

considered cash equivalents. Cash and cash equivalents include cash on hand and money market investments with original maturities of three months or less. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company's cash is primarily on deposit at one financial institution. The Company is subject to concentration risk should this financial institution be unable to fulfill their obligations.

Prepaid Distribution Costs

Fees paid in advance to brokers in connection with the sale of Class A and C shares of the Investment Companies are capitalized and amortized over one year.

Receivable for Distribution and Service Fees and Sales Commissions

Receivable for Distribution and Service Fees include 12B-1 fees that are owed from the Investment Companies, which are affiliated companies. Sales Commissions are earned upon sale of securities of the Investment Companies.

Marketing Support Payable

Marketing Support Payable includes 12B-1 fees and revenue sharing expenses payable to third party broker-dealers.

Revenue Recognition

Distribution and service fees are accrued monthly based on the average net assets of the Investment Companies. Fees are earned in connection with the offering of the securities of the Investment Companies and are being presented net of 12B-1 fees paid to third party broker-dealers.

The income from Class A and C contingent deferred sales charges collected is deferred and amortized over six months with one-half of the income being recognized in the month collected.

Sales commission income is recorded on a trade day basis upon sale of securities of the Investment Companies.

Dividend income is earned on a monthly basis from the Lord Abbett U.S Government and Government Sponsored Enterprises Money Market Fund, Inc.

2. Summary of Significant Accounting Policies (continued)

Allocated Expenses

The Company receives some of its services from the Managing Member, which provides the use of its employees, facilities and utilities. The Company has amounts due from/to the Managing Member resulting primarily from such transactions (Note 5). A reasonable allocation methodology, pursuant to the expense sharing agreement, has been applied on a consistent basis to shared expenses and attempts to equate the proportional cost of a service or product to the proportional use or benefit derived by the Company.

Income Taxes

The Company is not a taxable entity for Federal, state and local income tax purposes. Accordingly, there is no provision for income taxes in the accompanying statement of financial condition. Such taxes are the responsibility of the Managing Member.

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. Regulatory Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

As of September 30, 2013, the Company had regulatory net capital of $32,392,076 and a regulatory net capital requirement of $3,027,798. The Company's ratio of aggregate indebtedness to regulatory net capital was 1.40 to 1 at September 30, 2013. Rule 15c3-1 provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital of the broker/dealer is less than the amount required under Rule 15c3-1.

4. Fair Value Measurements

The Company follows Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, which establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Quoted prices for similar assets and liabilities in active markets or all significant inputs are observable, either directly or indirectly.

Level 3 – Inputs that are unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level within the fair value hierarchy, the Company's investment assets included in cash and cash equivalents, at fair value as of September 30, 2013:

	Level 1	Level 2	Level 3	Total
Money market funds	$61,058,800	$ -	$ -	$61,058,800

Investments in open-ended money market funds are valued at their net asset value at the close of each business day. There have been no transfers between Level 1 and Level 2 of the fair value hierarchy during 2013.

5. Related-Party Transactions

As noted above, the Company receives certain services from the Managing Member and, as a result, due to Managing Member represents allocated expenses and direct expenses (i.e., travel and entertainment) which are reimbursable to the Managing Member.

Assets and liabilities from the Managing Member at September 30, 2013 are comprised of:

Due from Managing Member:	$ 3,870
Due to Managing Member:	$ 8,278,869

Due from Managing Member is included in Other Assets on the Statement of Financial Condition.

The Managing Member contributed additional capital of $172,000,000 through direct cash contributions during 2013.

For the year ended September 30, 2013, expenses that were allocated from the Managing Member were comprised of personnel services, facilities and equipment, telephone and insurance.

6. Commitments and Contingencies

From time to time, the Company is involved in litigation matters arising in connection with the conduct of its business. Based on available information and consultation with legal counsel, the Company does not believe that such matters will have a material effect on the Company's financial condition, results of operations or cash flows.

7. Subsequent Events

During November 2013, the Managing Member contributed additional capital of $10,000,000 through a direct cash contribution. Management evaluated all events that occurred from September 30, 2013 through November 26, 2013, the date the financial statements were available to be issued. During that period, except as noted above, the Company did not have any material recognizable subsequent events.

Ernst & Young LLP

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